SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)1

Centennial Communications Corp.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

15133V 20 8

(CUSIP Number)

Welsh, Carson, Anderson & Stowe	William J. Hewitt, Esq.
Ropes & Gray LLP
320 Park Avenue, Suite 2500	1211 Avenue of the Americas
New York, New York 10022	New York, New York 10036
Attention: Jonathan M. Rather	Tel. (212) 596-9000
Tel. (212) 893-9500

____________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,

and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or

13d-1(g), check the following box ☐.

_________________________

1  remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15133V 20 8	Page 2 of 9 Pages

1)        Name of Reporting PersonWelsh, Carson, Anderson & Stowe VIII, L.P.

I.R.S. Identification
No. of Above Person
(Entities Only)

__________________________________________________________________________

2)	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

__________________________________________________________________________

3)	SEC Use Only

__________________________________________________________________________

4)	Source of Funds	Not Applicable

__________________________________________________________________________

5)	Check if Disclosure of
Legal Proceedings Is	Not Applicable

Required Pursuant to

Items 2(d) or 2(e)

__________________________________________________________________________

6)	Citizenship or Place
of Organization	Delaware

__________________________________________________________________________

Number of	7)	Sole Voting Power	43,122,000 shares of
Shares Beneficially	Common Stock
Owned by Each	_______________________________________
Reporting Person	8)	Shared Voting	-0-
With	Power

_______________________________________

9)	Sole Dis-	43,122,000 shares of
positive Power	Common Stock
_______________________________________
10) Shared Dis-	-0-
positive Power

__________________________________________________________________________

11)	Aggregate Amount Beneficially	43,122,000 shares of
Owned by Each Reporting Person	Common Stock

__________________________________________________________________________

12)	Check if the Aggregate

Amount in Row (11)

Excludes Certain Shares

__________________________________________________________________________

13)	Percent of Class
Represented by	40.7%

Amount in Row (11)

__________________________________________________________________________

14)	Type of Reporting
Person	PN

CUSIP NO. 15133V 20 8	Page 3 of 9 Pages

1)        Name of Reporting Person Welsh, Carson, Anderson & Stowe VII, L.P.

I.R.S. Identification
No. of Above Person
(Entities Only)

__________________________________________________________________________

2)	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

__________________________________________________________________________

3)	SEC Use Only

__________________________________________________________________________

4)	Source of Funds	Not Applicable

__________________________________________________________________________

5)	Check if Disclosure of
Legal Proceedings Is	Not Applicable

Required Pursuant to

Items 2(d) or 2(e)

__________________________________________________________________________

6)	Citizenship or Place
of Organization	Delaware

__________________________________________________________________________

Number of	7)	Sole Voting Power	2,833,053 shares of
Shares Beneficially	Common Stock
Owned by Each	_______________________________________
Reporting Person	8)	Shared Voting	-0-
With	Power

_______________________________________

9)	Sole Dis-	2,833,053 shares of
positive Power	Common Stock

_______________________________________

10) Shared Dis-	-0-
positive Power

__________________________________________________________________________

11)	Aggregate Amount Beneficially	2,833,053 shares of
Owned by Each Reporting Person	Common Stock

__________________________________________________________________________

12)	Check if the Aggregate

Amount in Row (11)

Excludes Certain Shares

__________________________________________________________________________

13)	Percent of Class
Represented by	2.7%

Amount in Row (11)

__________________________________________________________________________

14)	Type of Reporting
Person	PN

CUSIP NO. 15133V 20 8	Page 4 of 9 Pages

1)        Name of Reporting Person WCAS Information Partners, L.P.

I.R.S. Identification
No. of Above Person
(Entities Only)

__________________________________________________________________________

2)	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

__________________________________________________________________________

3)	SEC Use Only

__________________________________________________________________________

4)	Source of Funds	Not Applicable

__________________________________________________________________________

5)	Check if Disclosure of
Legal Proceedings Is	Not Applicable

Required Pursuant to

Items 2(d) or 2(e)

__________________________________________________________________________

6)	Citizenship or Place
of Organization	Delaware

__________________________________________________________________________

Number of	7)	Sole Voting Power	204,669 shares of
Shares Beneficially	Common Stock
Owned by Each	_______________________________________
Reporting Person	8)	Shared Voting	-0-
With	Power

_______________________________________

9)	Sole Dis-	204,669 shares of
positive Power	Common Stock

_______________________________________

10)	Shared Dis-	-0-
positive Power

__________________________________________________________________________

11)	Aggregate Amount Beneficially	204,669 shares of
Owned by Each Reporting Person	Common Stock

__________________________________________________________________________

12)	Check if the Aggregate

Amount in Row (11)

Excludes Certain Shares

__________________________________________________________________________

13)	Percent of Class
Represented by	0.2%

Amount in Row (11)

__________________________________________________________________________

14)	Type of Reporting
Person	PN

CUSIP NO. 15133V 20 8	Page 5 of 9 Pages

1)        Name of Reporting PersonWCAS Capital Partners III, L.P.

I.R.S. Identification
No. of Above Person
(Entities Only)

__________________________________________________________________________

2)	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

__________________________________________________________________________

3)	SEC Use Only

__________________________________________________________________________

4)	Source of Funds	Not Applicable

__________________________________________________________________________

5)	Check if Disclosure of
Legal Proceedings Is	Not Applicable

Required Pursuant to

Items 2(d) or 2(e)

__________________________________________________________________________

6)	Citizenship or Place
of Organization	Delaware

__________________________________________________________________________

Number of	7)	Sole Voting Power	4,879,521 shares of
Shares Beneficially	Common Stock
Owned by Each	_______________________________________
Reporting Person	8)	Shared Voting	-0-
With	Power
_______________________________________
9)	Sole Dis-	4,879,521 shares of
positive Power	Common Stock

_______________________________________

10)	Shared Dis-	-0-
positive Power

__________________________________________________________________________

11)	Aggregate Amount Beneficially	4,879,521shares of
Owned by Each Reporting Person	Common Stock

__________________________________________________________________________

12)	Check if the Aggregate

Amount in Row (11)

Excludes Certain Shares

__________________________________________________________________________

13)	Percent of Class
Represented by	4.6%

Amount in Row (11)

__________________________________________________________________________

14)	Type of Reporting
Person	PN

CUSIP NO. 15133V 20 8	Page 6 of 9 Pages

Amendment No. 5 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 1999, Amendment No. 1 thereto filed on January 22, 2003, Amendment No. 2 thereto filed on June 9, 2003, Amendment No. 3 thereto filed on September 15, 2003 and Amendment No. 4 thereto filed on August 1, 2006 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons acquired and hold securities of the Issuer for investment purposes. Pursuant to the right of the WCAS Purchasers to nominate three designees for election to the Issuer's Board of Directors, as of the date hereof Thomas E. McInerney, Anthony J. deNicola and Darren Battistoni, an employee of an entity affiliated with the Reporting Persons, are Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information set forth below is based on a total of 106,059,000 shares of Common Stock outstanding as of April 7, 2007.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 43,122,000 shares of Common Stock, or approximately 40.7% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS VII and VII Partners

WCAS VII owns 2,833,053 shares of Common Stock, or approximately 2.7% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

WCAS CP III and CP III Associates

CUSIP NO. 15133V 20 8	Page 7 of 9 Pages

WCAS CP III owns 4,879,521 shares of Common Stock, or approximately 4.6% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

WCAS IP and INFO Partners

WCAS IP owns 204,669 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

Managing Members of VIII Associates and CP III Associates and General Partners of VII
Partners and INFO Partners

(i) Patrick J. Welsh owns 521,578 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(ii) Russell L. Carson owns 521,578 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 490,870 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(iv) Thomas E. McInerney 502,997 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

(v) Robert A. Minicucci owns 188,173 shares of Common Stock, or less than 0.2% of the Common Stock outstanding.

(vi) Anthony J. deNicola indirectly beneficially owns 49,135 shares of Common Stock held by deNicola Holdings, L.P., or less than 0.1% of the Common Stock outstanding.

(vii) Paul B. Queally owns 46,811 shares of Common Stock, or less than 0.1% of the Common Stock outstanding..

(viii) Jonathan M. Rather owns 1,492 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 10,233 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) John D. Clark owns no Common Stock.

(xi) Sanjay Swani owns no Common Stock.

CUSIP NO. 15133V 20 8	Page 8 of 9 Pages

(b) The managing members of VIII Associates and CP III Associates and the general partners of VII Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS CP III, WCAS VII and, WCAS IP, respectively. Each of the managing members of VIII Associates and CP III Associates and the general partners of VII Partners and INFO Partners disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of VIII Associates and/or CP III Associates and/or as a general partner of VII Partners and/or INFO Partners, as the case may be, in the securities owned by WCAS VIII, WCAS CP III, WCAS VII and/or WCAS IP.

(c) On April 10, 2007 WCAS VII distributed in kind 3,000,000 shares of Common Stock to its partners, including 291,709 shares to VII Partners (the "GP shares"), and immediately thereafter VII Partners distributed such GP shares to its partners.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS CP III, WCAS VII or WCAS IP.

(e) Not Applicable.

CUSIP NO. 15133V 20 8	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By: WCAS VIII Associates, LLC, General Partner

By:	/s/ Jonathan M. Rather
Managing Member

WELSH, CARSON, ANDERSON & STOWE VII, L.P.
By: WCAS VII Partners, L.P., General Partner

By:	/s/ Jonathan M. Rather
General Partner

WCAS INFORMATION PARTNERS, L.P.
By: WCAS INFO Partners, General Partner

By:	/s/ Jonathan M. Rather
Attorney-in-Fact

WCAS CAPITAL PARTNERS III, L.P.
By: WCAS CP III Associates, LLC,
General Partner

By:	/s/ Jonathan M. Rather
Managing Member

Dated: April 11, 2007